------                                                                                                   --------------------------
FORM 4                                   U.S. SECURITIES AND EXCHANGE COMMISSION                                OMB APPROVAL
------                                           Washington, D.C. 20549                                  --------------------------
[ ] Check this box if no                                                                                 OMB Number:      3235-0287
    longer subject to                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                      Expires: December 31, 2001
    Section 16. Form 4                                                                                   Estimated average burden
    or Form 5 obligations             Filed pursuant to Section 16(a) of the Securities                  hours per response.....0.5
    may continue. See                     Exchange Act of 1934, Section 17(a) of the
    Instruction 1(b).                     Public Utility Holding Company Act of 1935
                                          or Section 30(f) of the Investment Company
                                                        Act of 1940

(Print or Type Responses)

------------------------------------------------------------------------------------------------------------------------------------
| 1. Name and Address of Reporting Person*   | 2. Issuer Name and Ticker or Trading Symbol  |6. Relationship of Reporting Person(s)|
|                                            |                                              |             to Issuer                |
|    Hollinger Inc.                          |    Hollinger International Inc. (HLR)        |        (Check all applicable)        |
|    (See Schedule I for additional          |                                              |  [ ] Director     [ ] 10% Owner      |
|    reporting persons)                      |                                              |  [ ] Officer      [ ] Other (specify |
|--------------------------------------------|----------------------------------------------|      (give title below)      below)  |
| (Last)          (First)          (Middle)  | 3. IRS or Social        | 4. Statement for   |                                      |
|                                            |    Security Number of   |    Month/Year      |                   (1)                |
|                                            |    Reporting Person     |                    |       -----------------------------  |
|  Hollinger International Inc.              |    (Voluntary)          |    June 2001       |                                      |
|  401 North Wabash Avenue, Suite 740        |                         |                    |                                      |
|--------------------------------------------|                         |--------------------|--------------------------------------|
|                (Street)                    |                         | 5. If Amendment,   |7. Individual or Joint/Group Filing   |
|                                            |                         |    Date of Original|   (Check Applicable Line)            |
|                                            |                         |    (Month/Year)    |   [ ] Form filed by One              |
| Chicago           Illinois         60611   |                         |                    |       Reporting Person               |
|--------------------------------------------|                         |                    |   [X] Form filed by More than        |
| (City)           (State)           (Zip)   |                         |                    |       One Reporting Person           |
|                                            |                         |                    |                                      |
|----------------------------------------------------------------------------------------------------------------------------------|
|                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED                         |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security |2. Transaction     |3. Transac-   |4. Securities Acquired (A) | 5. Amount of Sec-  |6. Owner-    |7. Nature |
|   (Instr. 3)        |   Date            |   tion Code  |   or Disposed of (D)      |    urities Benefi- |   ship      |   of In- |
|                     |   (Month/Day/Year)|   (Instr. 8) |   (Instr. 3, 4 and 5)     |    cially Owned at |   Form:     |   direct |
|                     |                   |              |                           |    End of Month    |   Direct    |   Benefi-|
|                     |                   |              |                           |    (Instr. 3 and 4)|   (D) or    |   cial   |
|                     |                   |--------------|---------------------------|                    |   Indirect  |   Owner- |
|                     |                   | Code  |  V   |    Amount  |  (A)  | Price|                    |   (I)       |   ship   |
|                     |                   |       |      |            |  or   |      |                    |   (Instr. 4)|   (Instr.|
|                     |                   |       |      |            |  (D)  |      |                    |             |   4)     |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|Class A Common Stock |      (2)          |   X   |      |    17,667  |   D   | (4)  |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|Class A Common Stock |      (3)          |   X   |      |    43,449  |   D   | (5)  |        (6)         |    (7)      |   (7)    |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                 SEC 1474 (3/99)

FORM 4 (continued)    TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                                        OR BENEFICIALLY OWNED
                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
|1. Title of Derivative |  2. Conver-  |3. Trans- |4. Trans- |5. Number of    | 6. Date Exer-   |7. Title and Amount |8. Price     |
|   Security            |     sion or  |   action |   action |   Derivative   |    cisable and  |   of Underlying    |   of        |
|   (Instr. 3)          |     Exercise |   Date   |   Code   |   Securities   |    Expiration   |   Securities       |   Deriva-   |
|                       |     Price of |   (Month/|   (Instr.|   Acquired (A) |    Date         |   (Instr. 3 and 4) |   tive      |
|                       |     Deriva-  |   Day/   |   8)     |   or Disposed  |    (Month/Day/  |                    |   Security  |
|                       |     tive     |   Year)  |          |   of (D)       |    Year)        |                    |  (Instr. 5) |
|                       |     Security |          |          |   (Instr. 3,   |                 |                    |             |
|                       |              |          |          |   4 and 5)     |-----------------|--------------------|             |
|                       |              |          |          |                | Date   |Expira- |        |  Amount or|             |
|                       |              |          |----------|----------------| Exer-  |tion    | Title  |  Number of|             |
|                       |              |          | Code| V  | (A) |    (D)   | cisable|Date    |        |  Shares   |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
| HI Series II          |      (4)     |    (2)   |  X  |    |     |  38,408  |  (8)   |        |  (9)   |    (10)   |     (12)    |
| Call Options          |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
| HI Common             |      (5)     |    (3)   |  X  |    |     |  75,000  |  (8)   |        |  (9)   |    (11)   |     (13)    |
| Retractable Shares    |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
------------------------------------------------------------------------------------------------------------------------------------
|                       |              |          |     |    |     |          |        |        |        |           |             |
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------
|   9.  Number of     |      10. Ownership            |   11. Nature of      |
|       Derivative    |          Form of              |       Indirect       |
|       Securities    |          Derivative           |       Beneficial     |
|       Beneficially  |          Security:            |       Ownership      |
|       Owned at End  |          Direct (D)           |       (Instr. 4)     |
|       of Month      |          or Indirect (I)      |                      |
|       (Instr. 4)    |          (Instr. 4)           |                      |
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|       (14)          |           (14)                |       (14)           |
|---------------------|-------------------------------|----------------------|
|       (15)          |           (15)                |       (15)           |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
------------------------------------------------------------------------------
|                     |                               |                      |
------------------------------------------------------------------------------

EXPLANATION OF RESPONSES:
See Schedule I attached hereto.
                                                                                     HOLLINGER INC.
**  Intentional misstatements or omissions of facts constitute Federal          By: /s/ Charles G. Cowan            July 9, 2001
    Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            --------------------------------      -------------
                                                                              **Signature of Reporting Person            Date
                                                                                     Charles G. Cowan
                                                                                 Vice-President and Secretary
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                          Page 2
                                                                 SEC 1474 (3/99)
                                                                          411428

**Intentional misstatements or omissions of facts constitute Federal               THE RAVELSTON CORPORATION
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                            LIMITED

                                                                                   By: /s/ Charles G. Cowan        July 9, 2001
                                                                               ---------------------------------   -------------
                                                                                **Signature of Reporting Person        Date
                                                                                       Charles G. Cowan
                                                                                  Vice-President and Secretary
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 3
                                                                  SEC 1474(3/99)
                                                                          411428


**Intentional misstatements or omissions of facts constitute Federal                       /s/ Conrad M. Black         July 9, 2001
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                     -------------------------------   ------------
                                                                                     **Signature of Reporting Person        Date
                                                                                         The Hon. Conrad M. Black,
                                                                                                P.C., O.C.
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                          Page 4
                                                                 SEC 1474 (3/99)
                                                                          411428

**Intentional misstatements or omissions of facts constitute Federal                  /s/ Barbara Amiel Black         July 9, 2001
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                -----------------------------------   ------------
                                                                                  **Signature of Reporting Person         Date
                                                                                        Barbara Amiel Black          .


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                          Page 5
                                                                 SEC 1474 (3/99)
                                                                          411428

                                   SCHEDULE I
                           Explanatory Notes to Form 4


Name and Address of Reporting Person:
         Hollinger Inc. ("HI")
         c/o Hollinger International Inc.
         401 North Wabash Avenue, Suite 740
         Chicago, Illinois 60611

Issuer Name and Ticker or Trading Symbol:
         Hollinger International Inc./HLR

Statement for Month/Year
June 2001

Additional Reporting Persons:

         The Ravelston Corporation Limited ("Ravelston")
         c/o Hollinger International Inc.
         401 North Wabash Avenue, Suite 740
         Chicago, Illinois 60611
         Relationship to Issuer: 10% Owner

         Conrad M. Black ("CMB")
         c/o Hollinger International Inc.
         401 North Wabash Avenue
         Chicago, Illinois 60611
         Relationship to Issuer: Director, Officer and 10% Owner

         Barbara Amiel Black ("Amiel")
         c/o Hollinger International Inc.
         401 North Wabash Avenue
         Chicago, Illinois 60611
         Relationship to Issuer: Director, Officer and 10% Owner
                                 via spouse CMB

Explanations:

(1)    (i)     For HI:             10% Owner
       (ii)    For Ravelston:      10% Owner
       (iii)   For CMB:            Director, Officer (Chairman, President and
                                   Chief Executive Officer) and 10% Owner

       (iv)    For Amiel:          Director and Officer (Vice President)
                                   and 10% owner via spouse CMB.

(2) The disposition of shares of the Company's Class A Common Stock ("Class A Common Shares") occurred on various dates throughout the month of June (with respect to an aggregate of 17,667 Class A Common Shares during such period) in connection with the retraction of Series II Preference Shares ("Series II Shares") issued by HI, the Issuer's parent corporation.

(3) The disposition of the Class A Common Shares occurred on various dates throughout the month of June 2001 (with respect to an aggregate of 43,449 Class A Common Shares) in connection with the retraction of Retractable Common Shares ("Retractable Common Shares") issued by HI, the Issuer's parent corporation.

(4) The consideration given for the exchange of each Series II Share was 0.46 of a Class A Common Share.

(5) The average consideration given for the exchange of each Retractable Common Share was approximately 0.58 of a Class A Common Share.

(6)    (i)    For HI:           26,398,117 Class A Common Shares held directly
                                by HI, and indirectly via its wholly owned subsidiaries 504468 N.B. Inc., 3055851 Nova
                                Scotia Company and 3055852 Nova Scotia Company.

       (ii)   For Ravelston:    26,398,117 Class A Common Shares indirectly
                                via its control over HI

       (iii)  For CMB:          26,398,117 Class A Common Shares via his
                                control over Ravelston, which controls HI, 600 Class A Common Shares directly, 9,600
                                Class A Common Shares indirectly via Conrad
                                Black Capital Corporation, 50 Class A Common
                                Shares indirectly via son, and 500 Class A
                                Common Shares indirectly via spouse. CMB disclaims beneficial ownership of his son's and spouse's securities and this report shall not be deemed an admission that he is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

       (iv)   For Amiel.        26,398,117 Class A Common Shares via spouse's
                                control over Ravelston, 500 Class A Common
                                Shares directly, 9,600 Class A Common Shares indirectly via spouse's control over Conrad
                                Black capital corporation, 50 Class A Common
                                Shares indirectly via spouse's son, and 600
                                Class A Common Shares indirectly via spouse.
                                Amiel disclaims beneficial ownership of her spouse's and her spouse's son's securities and this report shall not be deemed an admission that he is a beneficial owner of such securities for purposes of
                                Section 16 or for any other purpose.

(7)    (i)    For HI:           Directly.

       (ii)   For Ravelston:    Indirectly, via its control of HI.

       (iii)  For CMB:          Directly and indirectly, via his control of
                                Ravelston, which controls HI.

       (iv)   For Amiel:        Directly and indirectly via her spouse, CMB,
                                and his control of Ravelston, which controls HI.

(8)    Immediately.

(9)    Class A Common Stock of the Issuer.

(10)   17,667

(11)   43,449

(12) The Series II Shares were originally issued in 1997 and 1998 in exchange for Equity Units of Hollinger Inc. and for Series I Non-Voting Preference Shares of Hollinger Inc., respectively, at a stated value of [Cdn.] $10.00 per share.

(13) The Retractable Common Shares were originally issued in 1998 in exchange for Equity Units of Hollinger Inc. at a ratio of one Retractable Common Share per one Equity Unit.

(14)   (i)    For HI:           5,852,118 Series II Shares remain outstanding,
                                resulting in a put equivalent position with respect to 2,691,974 Class A Common Shares.

       (ii)   For Ravelston:    66,963 Series II Shares directly, resulting in
                                a call equivalent position with respect to 30,679 Class A Common Shares. Via its control of HI, Ravelston indirectly beneficially owns
                                HI's position in the Series II Shares.

       (iii)  For CMB:          1,611,039 Series II Shares directly, resulting
                                in a call equivalent position with respect to 741,077 Class A Common Shares. Via his control of Ravelston (and its control of HI), CMB indirectly beneficially owns Ravelston's and
                                HI's positions in the Series II Shares.

       (iv)   For Amiel:        Amiel disclaims beneficial ownership of CMB's
                                securities and this report shall not be deemed an admission that she is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(15)   (i)    For HI:           34,209,849 Retractable Common Shares remain
                                outstanding, resulting in a put equivalent position as of June 30, 2001 with respect to up to 19,871,817 Class A Common Shares.

       (ii)   For Ravelston:    24,961,567 Retractable Common Shares directly,
                                resulting in a call equivalent position as of March 30, 2001 with respect to up to 14,499,675
                                Class A Common Shares. Via its control of HI,
                                Ravelston indirectly beneficially owns HI's position in the Retractable Common Shares.

       (iii)  For CMB:          24,961,567 Retractable Common Shares directly,
                                resulting in a call equivalent position as of June 30, 2001 with respect to up to 14,499,675
                                Class A Common Shares. Via his control of
                                Ravelston (and its control of HI), CMB
                                indirectly beneficially owns Ravelston's and
                                HI's positions in the Retractable Common Shares.

       (iv)   For Amiel:        Amiel disclaims beneficial ownership of CMB's
                                securities and this report shall not be deemed an admission that she is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.